December 11, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (702) 494-4952

Mr. Gary W. Loveman
Chief Executive Officer
Harrah's Entertainment, Inc.
One Caesars Palace Drive
Las Vegas, NV 89109

> **Re: Harrah's Entertainment, Inc.**
> **Definitive 14A**
> **Filed March 14, 2007**
> **File No. 001-10410**

Dear Mr. Loveman:

    We have reviewed your response letter dated September 21, 2007 and have the following comments. Please respond to our comments by December 21, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your response to prior comments 4, 5, 9 and 11. Please confirm that you will comply with each comment in your future filings.

2. While we note your response to our prior comment 13, please confirm that your future disclosure will provide a more detailed analysis of how and why the compensation of Mr. Loveman and Mr. Atwood differs so widely from that of the other named executives. Please also confirm that you will provide analysis on an individualized basis to the extent that the policies or decisions relating to Loveman and/or Mr. Atwood are materially different than the other named executive officers.

3. We note your response to prior comment 14, however, we re-issue the prior comment in part. Please disclose the processes and procedures by which the

company determined the size and features of its termination and severance packages.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor